                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                   Under the Securities Exchange Act of 1934
                        (Amendment No.       10      )*
                                       --------------

                             ALBERTO-CULVER COMPANY
-------------------------------------------------------------------------------
                                (Name of Issuer)


                 CLASS A COMMON STOCK, $.22 PAR VALUE PER SHARE
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   013068200
-------------------------------------------------------------------------------
                                 (CUSIP Number)

Marshall E. Eisenberg                             Carol L. Bernick
NEAL, GERBER & EISENBERG                          2525 Armitage Avenue
Two North LaSalle Street, Suite 2200              Melrose Park, Illinois  60160
Chicago, Illinois  60602                          (708) 450-3051
(312) 269-8020
-------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                              September 21, 2001
                      ----------------------------------
                         (Date of Event which Requires
                           Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on following page(s))

                               Page 1 of 8 Pages

-------------------                                            -----------------
CUSIP NO. 013068200                   13D                      Page 2 of 8 Pages
-------------------                                            -----------------

--------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Carol L. Bernick
--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

--------------------------------------------------------------------------------
      SEC USE ONLY
 3

--------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
                Not applicable
--------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                [_]
 5

--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
                U.S. Citizen
--------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                               5,066,122**
      SHARES       -------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                  3,101,424**
                   -------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                              5,066,122**
      PERSON       -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                              3,101,424**
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
11
                8,167,546**

--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [X]
12
      Excluded are 839,100 Class A shares (including options to purchase 679,100 Class A shares) and 500,000 Class B shares held directly by Bernick's spouse; 47,910 Class B shares and 5,100 Class A shares held by Bernick's spouse as co-trustee of a trust for the benefit of Mr. and Mrs. Bernick's children; and 11,526 Class B shares held by Bernick's spouse as a participant in the Alberto-Culver Employees' Profit Sharing Plan. Bernick disclaims beneficial ownership of such shares.

--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).
13
                26.25%**
--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
                IN
--------------------------------------------------------------------------------

 * SEE INSTRUCTIONS

** Includes shares of Class B Common Stock, $.22 par value per share ("Class B shares"), which are immediately convertible at the holder's option on a share-for-share basis into Class A shares and also includes options which are exercisable currently or within 60 days to acquire Class A shares.

-------------------                                            -----------------
CUSIP NO. 013068200                   13D                      Page 3 of 8 Pages
-------------------                                            -----------------

--------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                CLB Grantor Annuity Trust, u/a/d 9/18/01
--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

--------------------------------------------------------------------------------
      SEC USE ONLY
 3

--------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
                Not applicable
--------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                [_]
 5

--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
                Illinois Trust
--------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF                 1,271,875**

      SHARES       -------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                               0
     OWNED BY
                   -------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                  1,271,875**

      PERSON       -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                               0
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
11
                1,271,875**

--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X] 12

                Not applicable.

--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).
13
                5.12%**
--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
                00
--------------------------------------------------------------------------------

 * SEE INSTRUCTIONS

** Includes Class B shares which are immediately convertible at the holder's option on a share-for-share basis into Class A shares.

-------------------                                            -----------------
CUSIP NO. 013068200                   13D                      Page 4 of 8 Pages
-------------------                                            -----------------

--------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                KSL Property Trust II, u/a/d 10/31/98
--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

--------------------------------------------------------------------------------
      SEC USE ONLY
 3

--------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
                Not applicable
--------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                [_]
 5

--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
                Illinois Trust
--------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF                 1,928,817**

      SHARES       -------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                               0
     OWNED BY
                   -------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                  1,928,817**

      PERSON       -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                               0
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
                1,928,817**

--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X] 12
                Not applicable.

--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).
13
                7.51%**
--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
                00
--------------------------------------------------------------------------------

 * SEE INSTRUCTIONS

** Includes Class B shares which are immediately convertible at the holder's option on a share-for-share basis into Class A shares.

-------------------                                            -----------------
CUSIP NO. 013068200                   13D                      Page 5 of 8 Pages
-------------------                                            -----------------


Item 1. Security and Issuer.

        Title of Class of Securities:    Class A Common Stock, $.22 par value
                                         per share (the "Class A shares")

        Name and Address of Issuer:      Alberto-Culver Company (the "Company")
                                         2525 Armitage Avenue
                                         Melrose Park, IL  60160

Item 2. Identity and Background.

        (a)  Name of Person Filing:      (1)  Carol L. Bernick ("Bernick")
                                         (2)  CLB Grantor Annuity Trust,
                                              u/a/d 9/18/01 (the "CLB 2001
                                              Trust")
                                         (3)  KSL Property Trust II,
                                              u/a/d 10/31/98 (the "Property
                                              Trust")

        (b)  Address:                    c/o Carol L. Bernick
                                         2525 Armitage Avenue
                                         Melrose Park, IL  60160

        (c)  Principal Business:         (1)  Bernick, an individual, is a
                                              Director, Vice Chairman and
                                              Assistant Secretary of the
                                              Company, and President Alberto-
                                              Culver North America, a division
                                              of the Company.
                                         (2)  Trust Administration
                                         (3)  Trust Administration

        (d)  Prior Criminal Convictions: None

        (e)  Prior Civil Proceedings
             with Respect to Federal or
             State Securities Laws:      None

        (f)  Citizenship/Organization:   (1)  U.S. Citizen
                                         (2)  Illinois Trust
                                         (3)  Illinois Trust

Item 3. Source and Amount of Funds or Other Consideration.

        On September 21, 2001, the (i) Bernice E. Lavin Trust, u/a/d 12/18/87 (the "BEL Trust"), to which Bernick shares voting and investment power, transferred 2,586,335 Class B shares to the 2001 BEL Grantor Annuity Trust, u/a/d 9/18/01, to which Bernick has no voting or investment power; (ii) Leonard H. Lavin Trust, u/a/d 12/18/87 (the "LHL Trust"), to which Bernick shares voting and investment power, transferred 3,410,853 Class B shares to the 2001 LHL Grantor Annuity Trust, u/a/d 9/18/01, to which Bernick has no voting or investment power; (iii) Carol L. Bernick Revocable Trust, u/a/d 4/23/93 (the "Revocable Trust") transferred 175,000 Class A shares to the CLB 2001 Trust and (iv) CLB GRAT Trust, u/a/d 9/15/93 (the "CLB Trust") transferred 1,096,875 Class B shares to the CLB 2001 Trust.

Item 4. Purpose of Transaction.

        The transactions were for the Bernick family's estate planning rather than corporate purposes. The transactions were not undertaken for purposes of effecting any of the actions listed in this item.

-------------------                                            -----------------
CUSIP NO. 013068200                   13D                      Page 6 of 8 Pages
-------------------                                            -----------------


Item 5. Interest in Securities of the Issuer.

     (a)  (i)    Amount of Class A Shares Beneficially Owned: 8,167,546 Class A
                 shares total: options to purchase 263,844 Class A shares held directly; 436 Class A shares and 257,148 Class B shares held as trustee of the Revocable Trust; 845,529 Class B shares held as co-trustee of the CLB Trust; 1,096,875 Class B shares and 175,000 Class A shares held as trustee of the CLB 2001 Trust;
                 1,928,817 Class B shares held as trustee of the Property Trust;
                 823,549 Class B shares and 64 Class A shares as co-trustee of the BEL Trust; 823,529 Class B shares and 5,704 Class A shares held as co-trustee of the LHL Trust; 222,527 Class B shares held as trustee of a trust for the benefit of Bernick's nephew
                 (the "Nephew Trust"); 100,000 Class B shares held as trustee of the Lavin Survivorship Insurance Trust II (the "Lavin
                 Survivorship Trust"); 100,200 Class A shares and 300,600 Class
                 B shares held as co-trustee of a trust for Bernick's benefit;
                 80,088 Class A shares and 87,528 Class B shares as trustee of trusts for the benefit of certain of Bernick's family members
                 (the "Family Members Trusts"); 421,378 Class A shares and
                 520,000 Class B shares held by Lavin Family Foundation; 35,000
                 Class A shares and 71,400 Class B shares held by the Howard and Carol Bernick Family Foundation; and 8,330 Class B shares held as a participant in the Alberto-Culver Employees' Profit
                 Sharing Plan.

          (ii)   Percentage of Class A Shares Beneficially Owned: 26.25% total:
                 1.10% directly; 1.07% as trustee of the Revocable Trust; 3.44% as co-trustee of the CLB Trust; 5.12% as trustee of the CLB 2001 Trust; 7.51% as trustee of the Property Trust;
                 3.35% as co-trustee of the BEL Trust; 3.37% as co-trustee of the LHL Trust; .93% as trustee of the Nephew Trust; .42% as trustee of the Lavin Survivorship Trust; 1.67% as co-trustee of a trust for Bernick's benefit; .70% as trustee of the Family Members Trusts; 3.88% by Lavin Family Foundation; .45% by the Howard and Carol Bernick Family Foundation; and .04% as a participant in the Alberto-Culver Employees' Profit Sharing Plan (based upon 23,761,341 Class A shares outstanding as of June 30, 2001).**

          ** Pursuant to Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended, the following calculations assume that all Class B shares beneficially owned by Bernick have been converted into Class A shares and that all options held by Bernick which are either exercisable currently or within 60 days have been exercised.

     (b) Number of Class A Shares as to which Bernick, CLB 2001 Trust, and Property Trust, have:

                                              Bernick      CLB 2001 Trust    Property Trust
                                           ------------    --------------    --------------
          (i)   Sole power to vote:        5,066,122/1/       1,271,875         1,928,817
          (ii)  Shared power to vote:      3,101,424/2/               0                 0
          (iii) Sole power to dispose:     5,066,122/1/       1,271,875         1,928,817
          (iv)  Shared power to dispose:   3,101,424/2/               0                 0

          /1/ The 5,066,122 shares held by Bernick and reflected as sole power to vote and sole power to dispose include 436 Class A shares and 257,148 Class B shares held as trustee of the Revocable Trust; options to purchase 263,844 Class A shares held directly; 845,529 Class B shares held as trustee of the CLB Trust; 1,096,875 Class B shares and 175,000 Class A shares held as trustee of the CLB 2001 Trust; 1,928,817 Class B shares held as trustee of the Property Trust; 222,527 Class B shares held as trustee of the Nephew Trust; 100,000 Class B shares held as trustee of the Lavin Survivorship Trust; 80,088 Class A shares and 87,528 Class B shares held as trustee of the Family Members Trusts; and 8,330 Class B shares held as a participant in the Alberto-Culver Employees Profit Sharing Plan.

-------------------                                            -----------------
CUSIP NO. 013068200                   13D                      Page 7 of 8 Pages
-------------------                                            -----------------


          /2/ The 3,101,424 shares held by Bernick and reflected as shared power to vote and shared power to dispose include 100,200 Class A shares and 300,600 Class B shares held as co-trustee of a trust for her benefit; 421,378 Class A shares and 520,000 Class B shares held by the Lavin Family Foundation; 823,549 Class B shares and 64 Class A shares held as co-trustee of the BEL Trust; 823,529 Class B shares and 5,704 Class A shares held as co-trustee of the LHL Trust; and 35,000 Class A shares and 71,400 Class B shares held by the Howard and Carol Bernick Family Foundation.

     Bernick shares the power to vote and dispose of the 421,378 Class A shares and 520,000 Class B shares held by Lavin Family Foundation, 823,549 Class B shares and 64 Class A shares held by the BEL Trust, and 823,529 Class B shares and 5,704 Class A shares held by the LHL Trust with her parents, Mr. Lavin and Mrs. Lavin. Bernick, in her capacity as co-trustee of a trust for her benefit, shares the power to vote and dispose of 100,200 Class A shares and 300,600 Class B shares held by such trust with Mrs. Lavin. Bernick shares the power to vote and dispose of 35,000 Class A shares and 71,400 Class B shares held by the Howard and Carol Bernick Family Foundation with her spouse, Mr. Bernick and Marshall E. Eisenberg. Certain information regarding Mr. Lavin, Mrs. Lavin, Mr. Bernick and Mr. Eisenberg is presented below:

           (i)   Name of Person:            (1)       Leonard H. Lavin
                                            (2)       Bernice E. Lavin
                                            (3)       Howard B. Bernick
                                            (4)       Marshall E. Eisenberg

           (ii)  Address:                   (1),(2),  2525 Armitage Avenue
                                            and (3)   Melrose Park,
                                                      Illinois  60160
                                            (4)       Neal, Gerber & Eisenberg
                                                      Two North LaSalle Street,
                                                      Suite 2200
                                                      Chicago, Illinois  60602

          (iii)  Principal Business:        (1)       Leonard H. Lavin, an
                                                      individual, is a Director
                                                      and the Chairman of the
                                                      Company.
                                            (2)       Bernice E. Lavin, an
                                                      individual, is a Director
                                                      and the Vice Chairman,
                                                      Secretary and Treasurer of
                                                      the Company.
                                            (3)       Howard B. Bernick, an
                                                      individual, is a Director
                                                      and the President and
                                                      Chief Executive Officer of
                                                      the Company.
                                            (4)       Marshall E. Eisenberg, an
                                                      individual, is an attorney
                                                      and a partner in the law
                                                      firm Neal, Gerber &
                                                      Eisenberg, Chicago,
                                                      Illinois.

          (iv)   Prior Criminal             None.
                 Convictions:

          (v)    Prior Civil Proceedings    None
                 with Respect to Federal
                 or State Securities Laws:

          (vi)   Citizenship/Organization:  U.S. Citizen.

          Excluded are 839,100 Class A shares (including options to purchase 679,100 Class A shares) and 500,000 Class B shares held directly by Bernick's spouse; 47,910 Class B shares and 5,100 Class A shares held by Bernick's spouse as co-trustee of a trust for the benefit of Mr. and Mrs. Bernick's children; and 11,526 Class B shares held by Bernick's spouse as a participant in the Alberto-Culver Employees' Profit Sharing Plan. Bernick disclaims beneficial ownership of the shares held by her spouse and they are not included above.

-------------------                                            -----------------
CUSIP NO. 013068200                   13D                      Page 8 of 8 Pages
-------------------                                            -----------------

     (c)  None, except as described in Item 3 above.

     (d)  None.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     None.

Item 7.   Material to be Filed as Exhibits.

     None.


                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 28, 2001


Signature:   /s/ Carol L. Bernick
             ---------------------------

Name/Title:  Carol L. Bernick, individually; as
             trustee of the CLB Grantor Annuity
             Trust, u/a/d 9/18/01; as trustee of
             the KSL Property Trust II, u/a/d
             10/31/98; and as trustee or co-trustee
             of various other trusts.